UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)


                  I-Link Incorporated (formerly Medcross, Inc.)
               --------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.007 par value
     ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                   449927-10-2
               ---------------------------------------------------
                                 (CUSIP Number)

                               Ralph W. Hardy, Jr.
                              Winter Harbor, L.L.C.
                              11400 Skipwith Lane,
                             Potomac, Maryland 20854
                                 (301) 983-2424
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 1, 2001
              ----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



-------------------------------------------------- --------------------------- -----------------------------------------------
CUSIP No.         449927-10-2                                 13D              Page 2 of 9 Pages
                                                                                    -    -
-------------------------------------------------- --------------------------- -----------------------------------------------


-------------------- ----------------------------------------------------------------------------------------------------------
1                    NAME OF REPORTING PERSON            Winter Harbor, L.L.C.
                     S.S. OR I.R.S. IDENTIFICATION NO. OF
                     ABOVE PERSON
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) _____
                                                                                            (b)   X
                                                                                                 ---
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
3                    SEC USE ONLY

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
4                    SOURCE OF FUNDS*
                                                                              OO

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)_____

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
6                    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                          Delaware

-------------------- ----------------------------------------------------------------------------------------------------------
---------------------------- -------- -----------------------------------------------------------------------------------------
         Number of           7        SOLE VOTING POWER
          Shares                                     0
       Beneficially
         Owned by
           Each
         Reporting
        Person With

---------------------------- -------- -----------------------------------------------------------------------------------------
---------------------------- -------- -----------------------------------------------------------------------------------------
                             8        SHARED VOTING POWER
                                                     5,000,000

---------------------------- -------- -----------------------------------------------------------------------------------------
---------------------------- -------- -----------------------------------------------------------------------------------------
                             9        SOLE DISPOSITIVE POWER
                                                     0

---------------------------- -------- -----------------------------------------------------------------------------------------
---------------------------- -------- -----------------------------------------------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                                     5,000,000

---------------------------- -------- -----------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                    5,000,000

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                 _____
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                    5.3%1

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
14                   TYPE OF REPORTING PERSON*  OO

-------------------- ----------------------------------------------------------------------------------------------------------

1 Based on the share number (95,111,785 shares) reported in the current report on Form 8-K filed by I-Link Incorporated with the Securities and Exchange
Commission on March 16, 2001.

                                      -2-



-------------------------------------------------- --------------------------- -----------------------------------------------
CUSIP No.         449927-10-2                                 13D              Page 3 of 9 Pages
                                                                                    -    -
-------------------------------------------------- --------------------------- -----------------------------------------------


-------------------- ----------------------------------------------------------------------------------------------------------
1                    NAME OF REPORTING PERSON            First Media, L.P.
                     S.S. OR I.R.S. IDENTIFICATION NO. OF
                     ABOVE PERSON
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) _____
                                                                                            (b)    X
                                                                                                 ----
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
3                    SEC USE ONLY

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
4                    SOURCE OF FUNDS*
                                                                              AF

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)_____

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
6                    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                          Delaware

-------------------- ----------------------------------------------------------------------------------------------------------
---------------------------- -------- -----------------------------------------------------------------------------------------
         Number of           7        SOLE VOTING POWER
          Shares                                    0
       Beneficially
         Owned by
           Each
         Reporting
        Person With

---------------------------- -------- -----------------------------------------------------------------------------------------
---------------------------- -------- -----------------------------------------------------------------------------------------
                             8        SHARED VOTING POWER
                                                    5,000,000

---------------------------- -------- -----------------------------------------------------------------------------------------
---------------------------- -------- -----------------------------------------------------------------------------------------
                             9        SOLE DISPOSITIVE POWER

---------------------------- -------- -----------------------------------------------------------------------------------------
---------------------------- -------- -----------------------------------------------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                                    5,000,000
---------------------------- -------- -----------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                   5,000,000

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                 _____
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                   5.3%1

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
14                   TYPE OF REPORTING PERSON*                           PN

-------------------- ----------------------------------------------------------------------------------------------------------

1 Based on the share number (95,111,785 shares) reported in the current report on Form 8-K filed by I-Link Incorporated with the Securities and Exchange
Commission on March 16, 2001.

                                      -3-



SCHEDULE 13D

-------------------------------------------------- --------------------------- -----------------------------------------------
CUSIP No.         449927-10-2                                 13D              Page 4 of 9 Pages
                                                                                    -    -
-------------------------------------------------- --------------------------- -----------------------------------------------

-------------------- ----------------------------------------------------------------------------------------------------------
1                    NAME OF REPORTING PERSON            First Media Corporation
                     S.S. OR I.R.S. IDENTIFICATION NO. OF
                     ABOVE PERSON
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) _____
                                                                                            (b)    X
                                                                                                 ----
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
3                    SEC USE ONLY

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
4                    SOURCE OF FUNDS*
                                                                              AF

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)_____

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
6                    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                          Delaware

-------------------- ----------------------------------------------------------------------------------------------------------
---------------------------- -------- -----------------------------------------------------------------------------------------
         Number of           7        SOLE VOTING POWER
          Shares                                    0
       Beneficially
         Owned by
           Each
         Reporting
        Person With

---------------------------- -------- -----------------------------------------------------------------------------------------
---------------------------- -------- -----------------------------------------------------------------------------------------
                             8        SHARED VOTING POWER
                                                    5,000,000

---------------------------- -------- -----------------------------------------------------------------------------------------
---------------------------- -------- -----------------------------------------------------------------------------------------
                             9        SOLE DISPOSITIVE POWER
                                                    0

---------------------------- -------- -----------------------------------------------------------------------------------------
---------------------------- -------- -----------------------------------------------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                                    5,000,000
---------------------------- -------- -----------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                   5,000,000

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                 _____
-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                   5.3%1

-------------------- ----------------------------------------------------------------------------------------------------------
-------------------- ----------------------------------------------------------------------------------------------------------
14                   TYPE OF REPORTING PERSON*                   CO

-------------------- ----------------------------------------------------------------------------------------------------------

1 Based on the share number (95,111,785 shares) reported in the current report on Form 8-K filed by I-Link Incorporated with the Securities and Exchange
Commission on March 16, 2001.


Item 1.  Security and Issuer

         This statement is filed pursuant to Rule 13d-2(a) with respect to the shares of common stock, $.007 par value (the "Common Stock"), of I-Link Incorporated (formerly Medcross, Inc.), a Florida corporation (the "Issuer" or "I-Link"), beneficially owned by the Reporting Persons specified herein, and amends and supplements the Schedule 13D filed April 14, 1998, Schedule 13D/A (Amendment No. 1) filed January 28, 1999, Schedule 13D/A (Amendment No. 2) filed October 20, 2000, Schedule 13D/A (Amendment No. 3) filed November 1, 2000,
Schedule 13D/A (Amendment No. 4) filed January 5, 2001 and Schedule 13D/A (Amendment No. 5) filed January 19, 2001 (collectively, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified. All share numbers contained herein are based on the number of outstanding shares (95,111,785 shares) reported in the Issuer's current report on Form 8-K filed on March 16, 2001.


Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 of the Schedule 13D, as amended to date, is hereby incorporated by this reference and further amended and supplemented by adding the following at the end thereof:

         In exchange for all warrants to purchase Common Stock held by Winter Harbor, including warrants to purchase equity securities of the Issuer to be issued by the Issuer upon Winter Harbor's conversion of all convertible debt issued by the Issuer and beneficially owned by Winter Harbor convertible into 4,122 shares of Series M Preferred Stock of the Issuer, Winter Harbor received from the Issuer 5,000,000 shares of Common Stock pursuant to the Warrant Exchange Agreement dated as of March 1, 2001, by and between Winter Harbor and the Issuer (the "Warrant Exchange Agreement"). Winter Harbor also sold to Counsel Communications LLC ("Counsel Communications") all shares of Series M Preferred Stock of the Issuer and Series N Preferred Stock of the Issuer, including the 4,122 shares of Series M Preferred Stock of the Issuer issued upon Winter Harbor's conversion of all convertible debt issued by the Issuer and beneficially owned by Winter Harbor, for an aggregate purchase price of $5,000,000, pursuant to the Securities Purchase Agreement, dated as of March 1, 2001, by and between Winter Harbor and Counsel Communications (the "Counsel Securities Purchase Agreement").


Item 4.  Purpose of the Transaction

         Item 4 of the Schedule 13D, as amended to date, is hereby incorporated by this reference and further amended and supplemented by adding the following at the end thereof:

         On March 1, 2001, Winter Harbor entered into the following transactions to exchange and dispose of substantially all of its interests in the Issuer.

         The Warrant Exchange Agreement

         Pursuant to the Warrant Exchange Agreement, Winter Harbor (i) converted the promissory notes issued by the Issuer in the aggregate principal amount of $7,768,000 (the "Promissory Notes") into 4,122 shares of Series M Preferred Stock of the Issuer, and (ii) exchanged with the Issuer all warrants to purchase Common Stock that were held by Winter Harbor (collectively, the "Warrants") for 5,000,000 shares of Common Stock (the "Issued Securities").

         The Counsel Securities Purchase Agreement

         Pursuant to the Counsel Securities Purchase Agreement, Winter Harbor sold to Counsel Communications the following securities beneficially owned by Winter Harbor (collectively, the "Owned Securities"), for an aggregate purchase price of $5,000,000:

                    (a) 4,400 shares of Series M Preferred Stock of the Issuer and all accrued dividends thereon;

                    (b)  14,404 shares  Series N Preferred  Stock of the Issuer;
                         and

                    (c) 4,122 shares of Series M Preferred Stock of the Issuer issued upon conversion of the Promissory Notes.

          In connection with the Counsel Securities Purchase Agreement, Winter Harbor and Counsel Communications will enter into an Escrow Agreement, by and among Winter Harbor, Counsel Communications and Union Bank of California, N.A., as escrow agent (the "Escrow Agreement"), pursuant to which Winter Harbor will deposit into escrow (i) the Issued Securities, and (ii) the $5,000,000 aggregate purchase price received from the sale of the Owned Securities. All indemnifiable losses properly due to Counsel Communications or its respective directors, officers, employees, agents, successors, assigns and their affiliates (collectively, the "Purchaser Indemnified Parties") under the Counsel Securities Purchase Agreement are to be first satisfied by transferring to Counsel Communications or the applicable Purchaser Indemnified Party a number of Issued Securities determined by dividing the applicable loss by the then current market price (as calculated by the average closing price for the Common Stock for the most recent ten (10) days upon which such securities traded). A copy of the form of Escrow Agreement is filed with this Amendment as an exhibit.

         In connection with the transactions contemplated by the Warrant Exchange Agreement and the Counsel Securities Purchase Agreement, the Issuer (on behalf of itself and its officers, directors, agents, employees, subsidiaries, parent entities, affiliates, and each of their respective officers, directors, agents and employees, collectively, the "Covenanting Parties") and Winter Harbor (on behalf of itself and its officers, directors, agents, employees, parent entities, direct and indirect shareholders and partners and each of their respective officers, directors, agents and employees, collectively, the "Beneficiaries") entered into a Covenant Not to Sue (the "Covenant"), a copy of which is filed with this Amendment.

         The Issued Securities received by Winter Harbor in exchange for the Warrants are not registered under the Securities Act. For a period of 18 months following the release of the Issued Securities from escrow pursuant to the Escrow Agreement, Winter Harbor has the right to demand the Issuer, at its expense, to register the Issued Securities pursuant to a shelf registration statement, which shall remain effective for 12 months.

         The summary descriptions of certain provisions of the Warrant Exchange Agreement, the Counsel Securities Purchase Agreement, the Escrow Agreement and the Covenant contained in this Amendment do not purport to be complete and are qualified in their entirety by reference to the text of such documents, which have been filed as Exhibits to this document.

         Winter Harbor acquired the Issued Securities for investment purposes. The Reporting Persons have no present plans, agreements, understandings or other arrangements to sell, assign or otherwise or dispose of all or any part of the Issued Securities. The Reporting Persons intend to continuously review the investment in the Issuer, and may in the future determine to (i) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the securities beneficially owned, or (iii) take any other available course of action which could involve one or more types of transactions or have one or more of the results described in this paragraph. Notwithstanding anything contained herein, the Reporting Persons reserve the right to change their intentions with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the Issuer's business and prospects, other developments concerning the Issuer and the Internet industry generally, other business opportunities available to Winter Harbor, other developments with respect to the businesses of the Reporting Persons, and general economic conditions and money and stock market conditions, including the market price of the Common Stock.

Item 5.  Interest in Securities of the Issuer

          (a) Winter Harbor beneficially owns 5,000,000 shares of the Common Stock representing 5.3% of the shares of Common Stock outstanding based on the number of outstanding shares of Common Stock (95,111,785 shares) as reported in the current report on Form 8-K filed by the Issuer on March 16, 2001.

          (b) First Media Corporation, as the sole general partner of First Media, L.P., which in turn is the single member of Winter Harbor, controls the power to vote or dispose of the Common Stock.

          (c) The transactions under the Warrant Exchange Agreement, the Counsel Securities Purchase Agreement and the Covenant as described in Item 4 above were consummated on March 1, 2001.

          (d) None.

          (e) Not applicable.

         Neither the filing of this Amendment nor any of its contents shall be deemed to constitute an admission that Winter Harbor, First Media, L.P., and First Media Corporation are members of a "group" for purposes of Rule 13d-5, or that such group exists. Each of Winter Harbor, First Media, L.P. and First Media Corporation expressly disclaims the existence of, or membership in, any such "group."


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Except as described in the Schedule 13D, neither Winter Harbor, First Media, L.P., nor First Media Corporation has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.


Item 7.  Material to be Filed as Exhibits

         The exhibits filed with or incorporated in the Schedule 13D are hereby incorporated by this reference and Item 7 of the Schedule 13D is further amended and supplemented by adding the following material to be filed as exhibits hereto:

4.20 Warrant Exchange Agreement, dated as of March 1, 2001, by and between Winter Harbor and the Issuer.

4.21 Securities Purchase Agreement, dated as of March 1, 2001, by and among Winter Harbor and Counsel Communications.

4.22   Form  of  Escrow   Agreement,  by  and  among  Winter   Harbor,   Counsel
Communications and Union Bank of California, N.A., as escrow agent.

4.23 Covenant Not To Sue, dated as of March 1, 2001, by and between the Issuer (on behalf of itself and its officers, directors, agents, employees, subsidiaries, parent entities, affiliates, and each of their respective officers, directors, agents and employees) and Winter Harbor (on behalf of itself and its officers, directors, agents, employees, parent entities, direct and indirect shareholders and partners and each of their respective officers, directors, agents and employees).

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           WINTER HARBOR, L.L.C.

                                            By:      First Media, L.P., its sole
                                                     Member

                                            By:      First Media Corporation,
                                                     its sole General Partner


March 20, 2001                              By:      /s/ Ralph W. Hardy, Jr.
---------------------------                    ---------------------------------
Date                                                     Ralph W. Hardy, Jr.
                                                         Secretary




                                            FIRST MEDIA, L.P.

                                            By:      First Media Corporation,
                                                     its sole General Partner


March 20, 2001                              By:      /s/ Ralph W. Hardy, Jr.
---------------------------                    ---------------------------------
Date                                                     Ralph W. Hardy, Jr.
                                                         Secretary



                                            First Media Corporation


March 20, 2001                              By:      /s/ Ralph W. Hardy, Jr.
---------------------------                    ---------------------------------
Date                                                     Ralph W. Hardy, Jr.
                                                         Secretary